FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.

(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated February 9, 2005, regarding the trades conducted by Pereda Gestión, S.A.

Item 1

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. announces that its subsidiary Pereda Gestión, S.A. conducted the following trades in shares of Banco Santander Central Hispano, S.A. on February 8, 2005:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

Feb. 08, 2005	SAN.MC	S	750,000	9.5000
Feb. 08, 2005	SAN.MC	S	725,000	9.5100
Feb. 08, 2005	SAN.MC	S	875,000	9.5200
Feb. 08, 2005	SAN.MC	S	150,000	9.5300

Boadilla del Monte, February 9, 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 10, 2005	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President